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                          [CABLEMAXX, INC. LETTERHEAD]


                                January 26, 1996


Dear Stockholder:


     You are cordially invited to attend the special meeting of stockholders (the "Special Meeting") of CableMaxx, Inc., a Delaware corporation ("CMAX"), which will be held on February 22, 1996 at 10:00 a.m., local time at the Westin Hotel Galleria, 13340 Dallas Parkway, Dallas, Texas, 75240, (214) 934-9494.



     At this important Special Meeting, you will be asked to consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger (the "CMAX Merger Agreement"), dated as of September 11, 1995, by and among CMAX, Heartland Wireless Communications, Inc., a Delaware corporation ("Heartland"), and Heartland Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of Heartland ("CMAX Merger Sub"), pursuant to which CMAX Merger Sub will be merged with and into CMAX (the "CMAX Merger") and CMAX will become a wholly owned subsidiary of Heartland. If the CMAX Merger Agreement is approved and the CMAX Merger is consummated, each outstanding share of common stock, par value $.01 per share, of CMAX ("CMAX Common Stock") will be converted into the right to receive that portion of a newly issued publicly tradeable share of common stock, par value $.001 per share, of Heartland ("Heartland Common Stock") having an exchange value of $8.50 per share of CMAX Common Stock for an aggregate exchange value for all shares of CMAX Common Stock of approximately $80.8 million, subject to reduction by the amount that CMAX's Net Liabilities exceed its Permitted Net Liabilities (each as defined in the CMAX Merger Agreement). The exchange value of the Heartland Common Stock to be issued in the CMAX Merger will be equal to the average closing price of the Heartland Common Stock as reported on the Nasdaq Stock Market's National Market over the 20-trading-day period ending on the fifth business day preceding the consummation of the CMAX Merger (or February 15, 1996 based upon a contemplated closing date of February 23, 1996). IN THE EVENT THAT THE AVERAGE CLOSING PRICE OF THE HEARTLAND COMMON STOCK AS REPORTED ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET OVER THE 17 TRADING DAY PERIOD ENDING ON FEBRUARY 12, 1996 (REPRESENTING THE FIRST 17 DAYS TO BE INCLUDED IN THE ANTICIPATED CALCULATION PERIOD) IS GREATER THAN $34 OR LESS THAN $23, CMAX STOCKHOLDERS WILL BE PROVIDED WITH AN ADDITIONAL PROXY CARD FOR THE SPECIAL MEETING TO ENABLE CMAX STOCKHOLDERS WHO WISH TO DO SO TO CHANGE THEIR VOTE. See "The CMAX Meeting -- Proxies" of the enclosed Proxy Statement/Prospectus for information regarding the revocability of CMAX proxies.



     THE CMAX MERGER IS MORE COMPLETELY DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, AND A COPY OF THE CMAX MERGER AGREEMENT IS ATTACHED AS APPENDIX A THERETO.


     AT THE DIRECTORS' MEETING HELD TO CONSIDER THE CMAX MERGER AGREEMENT AND CMAX MERGER, THE DIRECTORS OF CMAX CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE TERMS OF THE CMAX MERGER AGREEMENT AND CMAX MERGER AS BEING IN THE BEST INTERESTS OF CMAX AND ITS STOCKHOLDERS. THE CMAX BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE CMAX MERGER AGREEMENT.


     Bear, Stearns & Co., Inc., CMAX's financial advisor, has rendered an opinion to the Board of Directors of CMAX that the transaction contemplated by the CMAX Merger Agreement is fair to the CMAX stockholders from a financial point of view as of the date of such opinion. The analysis, support and limitations of this opinion are discussed in the enclosed Proxy Statement/Prospectus with the opinion itself contained as Appendix B thereto.


     The Board of Directors has fixed the close of business on January 11, 1996 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. The affirmative vote of a majority of the outstanding shares of CMAX Common Stock is required to approve the CMAX Merger
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Agreement. Abstentions or broker non-votes will have the same effect as a vote
"against" the CMAX Merger Agreement.

     Pursuant to applicable Delaware law, the stockholders of CMAX who object to the CMAX Merger Agreement or CMAX Merger will not be afforded appraisal rights or the right to receive cash for their shares of CMAX Common Stock.


     The enclosed Proxy Statement/Prospectus sets forth information, including financial data, relating to Heartland, CMAX and certain other parties involved in the other transactions described in this Proxy Statement/Prospectus, (the "Other Transactions") and describes the terms and conditions of the CMAX Merger and the Other Transactions. The Board of Directors recognizes that this Proxy Statement/Prospectus is a lengthy document. However, this document necessarily results from the complexity of the CMAX Merger and the Other Transactions and the need to furnish you with all appropriate information. Accordingly, the Board of Directors of CMAX requests that you carefully review these materials before completing the enclosed Proxy Card. SIGNED BUT UNMARKED PROXY CARDS RETURNED BY A CMAX STOCKHOLDER WILL BE DEEMED TO BE A VOTE FOR THE APPROVAL OF THE CMAX MERGER AGREEMENT AND CMAX MERGER.


     Please do not send in your stock certificates with your proxy. If the stockholders of CMAX approve the CMAX Merger Agreement and the CMAX Merger is consummated, you will receive a Letter of Transmittal with instructions for the surrender and exchange of your shares.


     Should you require assistance in completing your Proxy Card or if you have questions about the voting procedure or the accompanying Proxy
Statement/Prospectus, please feel free to contact CMAX at 6850 Austin Center Boulevard, Suite 320, Austin, Texas 78731 (telephone (512) 345-1001).


                                            Very truly yours,

                                            A. Lawrence Fagan,
                                            Chairman of the Board